Mail Stop 3561

September 25, 2007

Mr. Robert B. Cavanaugh
Executive Vice President and Chief Financial Officer
J. C. Penney Company, Inc.
6501 Legacy Drive
Plano, Texas 75024-3698

     RE: J. C. Penney Company, Inc.
            Form 10-K for Fiscal Year Ended February 3, 2007
            Filed April 4, 2007
            Form 10-Q for Fiscal Quarter Ended May 5, 2007
            File No. 1-15274

Dear Mr. Cavanaugh:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

           Sincerely,

           William H. Thompson
           Branch Chief